UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: July 22, 2026	By:	/s/ Jessica Syms
		Name:	Jessica Syms
		Title:	Assistant Vice-President and Corporate Secretary

CANADIAN NATIONAL RAILWAY COMPANY

Table of Content

Items	Description

1	News release: Union Pacific and CN Announce Agreement to Improve North American Rail Connectivity

News Release

Union Pacific and CN Announce Agreement to Improve North American Rail Connectivity

Agreement expands operating rights in Chicago and creates new Canada-Mexico service opportunities for customers

MONTREAL, July 22, 2026 — CN (TSX: CNR) (NYSE: CNI) and Union Pacific (NYSE: UNP) today announced the signing of a binding Memorandum of Understanding that will strengthen rail service across North America, improving both railroads’ ability to serve customers.

The agreement provides Union Pacific with expanded operating rights over CN’s Elgin, Joliet & Eastern Railway (EJ&E) corridor through Chicago, while granting CN new rights over Union Pacific’s network between Memphis, Tennessee, and Eagle Pass, Texas, to support freight movements between Canada and Mexico.

“We are thrilled to have an agreement with Union Pacific to expand CN’s access to Mexico. This is a natural extension of our north-south franchise and will open new routes for customers, provide greater choice and strengthen connections between Canada and Mexico,” said Tracy Robinson, President and CEO of CN. “By extending our reach, we are creating new opportunities for growth while continuing to deliver the safe, reliable service our customers expect. This is another example of CN’s commitment to strengthening rail competitiveness across North America.”

“I’ve seen the benefits first-hand of what the EJ&E route around Chicago can do for a railroad, and we look forward to having access to the quickest way around Chicago,” said Jim Vena, CEO of Union Pacific.

Forward-Looking Statements

Certain statements by CN and Union Pacific included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The companies caution that their assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words. Forward-looking statements reflect information as of the date on which they are made. The companies assume no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN or Union Pacific do update any forward-looking statement, no inference should be made that they will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

About CN

CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the U.S. Gulf Coast, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

Contacts:

Media	Investment Community
Ashley Michnowski	Jamie Lockwood
Senior Manager	Vice-President
Media Relations	Investor Relations & Special Projects
(438) 596-4329	(514) 399-0052

media@cn.ca	investor.relations@cn.ca

ABOUT UNION PACIFIC

Union Pacific (NYSE: UNP) delivers the goods families and businesses use every day with safe, reliable and efficient service. Operating in 23 western states, the company connects its customers and communities to the global economy. Trains are the most environmentally responsible way to move freight, helping Union Pacific protect future generations. More information about Union Pacific is available at www.up.com.

Union Pacific Media Contact: media@up.com

www.up.com

www.facebook.com/unionpacific

www.twitter.com/unionpacific